August 5, 2004

                   SEABRIDGE GOLD DRILLING EXPANDS FAT DEPOSIT
                  NEW HIGHER GRADE SOUTHERN EXTENSION CONFIRMED
  INFILL DRILLING SUGGESTS IMPROVED GRADE AND RELIABILITY OF INFERRED RESOURCES
         ENGINEERING STUDY RESCHEDULED TO INCORPORATE NEW DRILL RESULTS


TORONTO, CANADA...The first eight diamond drill holes from this summer's program at Seabridge Gold's 100% owned Courageous Lake property in the Northwest Territories have been drilled and assayed. The results confirm the strong potential for a significant expansion in size and grade of the multi-million ounce FAT deposit, already Canada's largest undeveloped gold project. Drilling will resume on August 10 with an additional rig to increase meterage during the short summer season.

In June, Seabridge commenced a core drilling program at Courageous Lake designed to test three of nine new bulk mineable gold targets identified in the 2003 summer field program and to upgrade the resource model for the FAT deposit. Approximately 3,000 meters have been drilled to date in eight holes. Another 12 core holes previously drilled into the FAT deposit by Noranda are now being sampled with assay results expected in late August. Most of this core was not sampled and assayed by Noranda.

SOUTH EXTENSION OF FAT DEPOSIT

Holes CL-004 through CL-006 were designed to test for the possible southern extension of the three main mineralized zones which comprise the FAT deposit. This potential was not fully explored by previous operators of the FAT deposit because the ground to the south was independently owned. Seabridge recently acquired control of the last remaining claim south of the FAT deposit, consolidating the land position under one ownership for the first time. The three holes drilled this summer confirm the extension of all three mineralized zones to the south of the known deposit for at least 300 meters. Results from these three holes are as follows:

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    DRILL HOLE ID    FROM        TO        INTERVAL         GOLD GRADE
                              (METERS)     (METERS)            (G/T)
   -------------------------------------------------------------------------
        CL-004       174.4      196.9        22.5              1.32
   -------------------------------------------------------------------------
        CL-005        31.0       37.0         6.0              3.94
                     183.4      187.9         4.5              1.23
                     200.9      203.8         2.9              1.12
   -------------------------------------------------------------------------
        CL-006       107.7      124.0        16.3              3.28
                     209.7      244.2        34.5              3.91
   -------------------------------------------------------------------------

CL-004 and CL-005 were likely located too far west to intersect the main mineralized zones. CL-006 found the target zones with the first zone encountered approximately 75 metres from surface, 300 metres south of the FAT deposit. Seabridge plans immediately to commence a new 6,000 meter program to drill this 300 meter extension on 50 meter sections so as to define a new resource. It is important to note that the grade encountered in CL-006 is approximately 80% higher than the average grade of the FAT deposit resource model.


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INFILL DRILLING ON FAT DEPOSIT
Hole CL-008 was designed to upgrade inferred resources within the heart of the FAT deposit. These inferred resources generally lie between the upper portion of the deposit drilled intensively by Placer Dome and the lower part of the deposit drilled intensively from underground by Noranda. The better than-expected results from CL-008 not only successfully upgraded inferred resources, but also encountered wider zones of mineralization (+23%) and higher grades (+67%) than predicted by the FAT deposit block model. A comparison of actual versus expected results are as follows:

  ACTUAL RESULTS FROM CL-008                PREDICTED RESULTS FROM BLOCK MODEL
--------------------------------------------------------------------------------
                               GOLD                                       GOLD
 FROM       TO    INTERVAL    GRADE        FROM      TO     INTERVAL     GRADE
(METERS) (METERS) (METERS)    (G/T)      (METERS) (METERS)  (METERS)     (G/T)
--------------------------------------------------------------------------------
 269.1    347.4     78.3       2.98        277.3   341.1      63.8       1.78
--------------------------------------------------------------------------------

Seabridge intends to drill additional infill holes in the current program. The 12 Noranda holes now being sampled and assayed will also assist in upgrading the inferred resource.

NEW EXPLORATION TARGETS
Seabridge drilled three holes (CL-001 to CL-003) into the Olsen target located approximately 3.5 kilometers south of the FAT deposit and one hole (CL-007) into the Walsh Lake target located approximately 7 kilometers south of the FAT deposit. The Olsen target proved to be more structurally controlled than the FAT deposit, lacking the dissemination required for a bulk mineable target. Olsen is therefore being downgraded as a target.

The Walsh Lake target is a 750 meter long zone which has many of the geologic markers associated with the FAT deposit but has not been previously drilled as a bulk mineable target. A 10-meter surface channel sample taken from outcrop across the structure by Seabridge earlier this summer produced a result of approximately 2.0 grams of gold per tonne. This part of the structure had not be drilled previously and could not be drilled in the current program due to soft ground conditions. Hole CL-007 was drilled approximately 100 meters to the south of the surface sample where little historical information was available. Exploration results at Walsh Lake to date suggest the potential for a bulk mineable zone at a satisfactory grade. Detailed geological and geophysical surveys will be undertaken as the next step to better define this target with additional drilling during the winter season when ground conditions will not be a factor.

Results of the Olsen and Walsh Lake drilling are as follows:

    DRILL HOLE ID    FROM        TO        INTERVAL         GOLD GRADE
                   (METERS)    (METERS)    (METERS)           (G/T)
    ----------------------------------------------------------------------------
       CL-001         40.2       55.3         15.1             2.01
    ----------------------------------------------------------------------------
       CL-002                    No significant intercepts
    ----------------------------------------------------------------------------
       CL-003        161.0      165.5          4.5             1.96
    ----------------------------------------------------------------------------
       CL-007        106.7      110.5          3.8             2.53
                     140.3      142.0          1.7             6.28
    ----------------------------------------------------------------------------

Seabridge's Courageous Lake project covers 53 kilometers of the Matthews Lake Greenstone Belt which hosts the 2 kilometer long FAT deposit. The FAT deposit


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contains an estimated 3.18 million ounces in the measured and indicated
categories (48.0 million tonnes grading 2.06 grams of gold per tonne) plus an additional estimated 4.33 million ounces in the inferred category (65.1 million tonnes grading 2.07 grams of gold per tonne).

The Company has commissioned Hatch, an independent consulting firm, to prepare a Technical Assessment of the FAT deposit. This study was originally scheduled to be completed in July 2004. The better-than-expected drill results from the current program point to the potential for a significant enhancement of the FAT deposit resource model and mine plan. Therefore, on the recommendation of Hatch, Seabridge has elected to reschedule the completion of the engineering study until the 2004 drilling program has been completed and the data incorporated into a revised model. Hatch estimates that their final report should now be completed in December 2004. Seabridge is also considering a larger drill program to upgrade the inferred resource as would be required for a feasibility study.

NATIONAL INSTRUMENT 43-101 DISCLOSURE
Exploration activities at the Courageous Lake gold project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101.

Seabridge has been designed to provide its shareholders maximum leverage to the price of gold. The Company has acquired a 100% interest in eight North American gold projects which collectively contain an estimated 8.74 million ounces of resources in the measured and indicated categories (250.1 million tonnes grading
1.09 grams of gold per tonne) plus an additional estimated 6.83 million ounces of resources in the inferred category (201.0 million tonnes grading 1.06 grams of gold per tonne). (See HTTP://WWW.SEABRIDGEGOLD.NET/GOLD_RESOURCES.HTM for a breakdown of these gold resources by project). The Company continues to seek expansion of its gold resource base by acquisition of new projects and exploration programs largely funded by partners.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com)


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for the year ended December 31, 2002 and in the Company's 20-F filed with the
U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management or its independent professional consultants on the date the statements are made. Seabridge undertakes no obligation to update these forward-looking statements if such beliefs, estimates or opinions or other factors should change.

ON BEHALF OF THE BOARD

"Rudi Fronk,"
President & C.E.O.

FOR FURTHER INFORMATION PLEASE CONTACT:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292  Fax: (416) 367-2711
Email: INFO@SEABRIDGEGOLD.NET              HOME            STOCK QUOTE
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